

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2021

Neil Sorahan
Chief Financial Officer
Ryanair Holdings plc
c/o Ryanair DAC
Dublin Office
Airside Business Park, Swords
County Dublin, K67 NY94, Ireland

> **Re: Ryanair Holdings plc**
> **Form 20-F for Fiscal Year Ended March 31, 2020**
> **July 28, 2020**
> **Form 6-K Filed on February 1, 2021**
> **000-29304**

Dear Mr. Sorahan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 6-K Filed February 1, 2021

Third Quarter Results for Fiscal Year 2021, page 1

1. Please refer to Regulation G and address the following Non-IFRS issues related to your interim income statement for the 2021 fiscal year:

    • Appropriately label your non-IFRS measures. For example, label the Q3 loss of €306 million presented in the heading and first sentence of your earning release as non-IFRS. Similarly, label the appropriate columns of your reconciliation as non-IFRS.
    • Present the comparable IFRS measure alongside any non-IFRS measures presented.
    • Present a reconciliation of your non-IFRS measures that begins with the IFRS measure, then adds or subtracts adjustments to arrive at the non-IFRS measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yong Kim, Staff Accountant, at (202) 551 - 3323 or Gus Rodriguez, Accounting Branch Chief, at (202) 551 - 3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David I. Gottlieb